Exhibit 99.2

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia: New Growth Plans for Online Games

New Cloud Business for 2013

TAIPEI, Taiwan, August 9, 2012 – GigaMedia Limited (NASDAQ: GIGM) announced today new growth initiatives for its online games business and unveiled GigaCloud, a new cloud computing business.

Online Games Business

Management is extending GigaMedia’s online games platform to Web-based/mobile “light” games, with focus on growing revenue organically and through partnerships and acquisitions in emerging markets.

Currently, GigaMedia operates primarily PC-based casual and “heavy” MMO games in Taiwan and Hong Kong through its wholly-owned subsidiary FunTown.

The company’s plans capitalize on the strong global growth of Web-based/mobile games, particularly in Asia.

Plans to scale Giga’s online games business follow initiatives executed in the first and second quarters of 2012 to improve margins by simplifying operations, lowering operating costs and driving productivity.

Cloud Computing Business

GigaMedia also announced today development of a new cloud computing business – GigaCloud. GigaCloud provides a unique, integrated platform of critical services and tools for small-to-medium enterprises (SMEs) enabling SMEs to increase flexibility, efficiency and competitiveness.

The business leverages strategic partnerships with a consortium of technology leaders, including Taiwan’s telecom leader Far EasTone and global computer hardware and electronics leader Asus, and allows SMEs to outsource key IT needs.

GigaCloud’s unique, integrated service will initially include the following:

•	office software tools for mobile business flexibility and productivity;

•	cloud-based phone services that lower telecom costs and increase quality and flexibility;

•	cloud faxing; and

•	hardware and storage.

GigaMedia’s cloud-based service takes advantage of the growing trend toward providing software, storage and other services from remote data centers over the Web instead of relying on software or data on individual PCs.

Management is pleased to announce that beta testing is set to begin in September 2012, with product launch expected in early 2013.

Initial product launch is planned in strategic partnership with Taiwan-based Chailease Holding Co Ltd to capitalize on the firm’s large SME customer base. Chailease is Taiwan’s number one leasing company with approximately 42 percent market share. The firm has a wide product offering, including financial services, leasing, and installment sales and serves approximately 15 thousand SMEs in Greater China.

Further details on all growth initiatives will be provided on GigaMedia’s second-quarter conference call in August 2012.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Asia, with focus on Web-based/mobile games in emerging markets. The company’s cloud computing business is focused on providing SMEs in Greater China with critical IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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